                                                                      EXHIBIT 99

                          PIONEER PENSION FUND COMPANY

                              FINANCIAL STATEMENTS
          FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
            OCTOBER 29,1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of Pioneer Pension Fund Company:


We have audited the accompanying balance sheets of Pioneer Pension Fund Company, as of December 31, 1999 and 1998 and the related statements of operations, cash flows and stockholders' equity for the year ended December 31, 1999 and for the period from October 29, 1998 (Date of Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Pension Fund Company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from October 29, 1998 (Date of Inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States.



                                                       ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 4, 2000

                          PIONEER PENSION FUND COMPANY

                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998



                                                                                         1999            1998
ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents                                                         $ 11,507,135    $ 9,634,342
   Restricted cash                                                                         90,423             --
   Accounts receivable                                                                    148,136             --
   Prepaid expenses                                                                        86,059          6,360
                                                                                     ------------    -----------
              Total current assets                                                     11,831,753      9,640,702
                                                                                     ------------    -----------

   NONCURRENT ASSETS:
   Deferred sales commissions, net                                                      3,370,256             --
    Fixed assets (net of accumulated depreciation and amortization of $361,073 in
    1999 and $44,367 in 1998)                                                             515,691        117,548
                                                                                     ------------    -----------
               Total noncurrent assets
                                                                                        3,885,947        117,548
                                                                                     ------------    -----------

          Total assets                                                               $ 15,717,700    $ 9,758,250
                                                                                     ============    ===========
                                         LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   CURRENT LIABILITIES:
   Accounts payable                                                                  $    142,774    $    52,655
   Commissions                                                                            398,303             --
   Accrued expenses                                                                       485,782         64,194
   Due to affiliates                                                                      467,878        103,129
                                                                                     ------------    -----------

         Total current liabilities                                                      1,494,737        219,978
                                                                                     ------------    -----------
COMMITMENTS AND CONTINGENCIES (NOTE 9)

     STOCKHOLDERS' EQUITY:

   Common stock -  at par value, authorized; issued and outstanding 485,714 shares
   in 1999 and 340,000 shares in 1998                                                  13,598,327      9,880,849
   Paid-in capital                                                                     16,282,522             --
   Cumulative translation adjustment                                                   (1,936,483)      (178,547)
   Retained deficit                                                                   (13,721,403)      (164,030)
                                                                                     ------------    -----------

         Total stockholders' equity                                                    14,222,963      9,538,272
                                                                                     ------------    -----------

         Total liabilities and stockholders' equity                                  $ 15,717,700    $ 9,758,250
                                                                                     ============    ===========



   The accompanying notes are an integral part of these financial statements.

                          PIONEER PENSION FUND COMPANY

                            STATEMENTS OF OPERATIONS
          FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
            OCTOBER 29, 1998 (DATE OF INCEPTION) TO DECEMBER 31,1998




                                                    1999            1998
REVENUES:
   Underwriting and distribution fees           $    293,981    $        --
   Management fees                                     5,717             --
   Interest income                                   914,100         92,883
   Other income                                      367,110             --
                                                ------------    -----------
         Total revenues
                                                   1,580,908         92,883
                                                ------------    -----------

EXPENSES:
   Distribution                                    1,455,514         31,165
   Compensation and benefits                       3,989,778         92,420
   General and administrative                      2,135,306        159,494
   Amortization of deferred sales commissions        979,885             --
   Shareholder services fees                         358,438             --
   Advertising and promotion                       6,426,176          7,919
                                                ------------    -----------

         Total expenses                           15,345,097        290,998
                                                ------------    -----------

OTHER INCOME (EXPENSE):
  Foreign exchange transaction gain                  483,277         35,628
  Other                                             (276,461)        (1,543)
                                                ------------    -----------
         Total other income (expense)                206,816         34,085


NET LOSS BEFORE INCOME TAXES                     (13,557,373)      (164,030)

PROVISION (BENEFIT) FOR INCOME TAXES                      --             --
                                                ------------    -----------
NET LOSS                                        $(13,557,373)   $  (164,030)
                                                ============    ===========




   The accompanying notes are an integral part of these financial statements.

                          PIONEER PENSION FUND COMPANY

                            STATEMENTS OF CASH FLOWS
             FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD
                   FROM OCTOBER 29, 1998 TO DECEMBER 31, 1998



                                                                               1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                              $(13,557,373)   $  (164,030)
   Depreciation and amortization                                              316,706         44,367
   Loss on disposal of fixed assets                                            43,650             --
   Changes in operating assets and liabilities-
     Prepaid expenses                                                         (79,699)        (6,360)
     Accounts receivable                                                     (148,136)            --
     Deferred sales commissions, net                                       (3,755,150)            --
    Accounts payable                                                           90,119         52,655
    Commissions                                                               398,303             --
    Accrued expenses                                                          421,588         64,194
    Due to affiliates                                                         364,749        103,129
                                                                         ------------    -----------

         Net cash (used in) provided by operating activities              (15,905,243)        93,955
                                                                         ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to furniture, equipment and leasehold improvements              (867,834)      (161,915)
   Proceeds from sale of fixed assets                                          50,442             --
                                                                         ------------    -----------

         Net cash used in investing activities                               (817,392)      (161,915)
                                                                         ------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of stock                                         20,000,000      9,880,849
   Restricted cash                                                            (90,423)            --
                                                                         ------------    -----------

         Net cash provided by financing activities                         19,909,577      9,880,849
                                                                         ------------    -----------

EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND CASH EQUIVALENTS
                                                                           (1,314,149)      (178,547)

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   1,872,793      9,634,342

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              9,634,342             --
                                                                         ------------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $ 11,507,135    $ 9,634,342
                                                                         ============    ===========





   The accompanying notes are an integral part of these financial statements.

                          PIONEER PENSION FUND COMPANY

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
            OCTOBER 29, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1999



                                          Common Stock
                                  --------------------------
                                                                            Cumulative
                                                                Paid-in-    translation     Retained                   Comprehensive
                                      Shares        Amount       capital    adjustment      Deficit         Total          loss
                                  ------------   -----------  -----------   -----------   ------------   ------------  -------------
BALANCE AT OCTOBER 29,
  1998 (DATE OF INCEPTION)                       $            $             $             $              $             $

Common stock issued                    340,000     9,880,849           --            --             --      9,880,849            --
Net loss for the year                       --            --           --            --       (164,030)      (164,030)     (164,030)
Cumulative translation adjustment           --            --           --      (178,547)            --       (178,547)     (178,547)
Comprehensive loss                          --            --           --            --             --             --  $   (342,577)
                                  ------------   -----------  -----------   -----------   ------------   ------------  ============
BALANCE AT DECEMBER 31, 1998           340,000     9,880,849           --      (178,547)      (164,030)     9,538,272
                                  ------------   -----------  -----------   -----------   ------------   ------------


Common stock issued                    145,714     3,717,478   16,282,522            --             --     20,000,000            --
Net loss for the year                       --            --           --            --    (13,557,373)   (13,557,373)  (13,557,373)
Cumulative translation adjustment           --            --           --    (1,757,936)            --     (1,757,936)   (1,757,936)
Comprehensive loss                          --            --           --            --             --             --  $(15,315,309)
                                  ------------   -----------  -----------   -----------   ------------   ------------  ============

BALANCE AT DECEMBER 31, 1999           485,714   $13,598,327  $16,282,522   $(1,936,483)  $(13,721,403)  $ 14,222,963
                                  ============   ===========  ===========   ===========   ============   ============





   The accompanying notes are an integral part of these financial statements.

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




(1)    NATURE OF OPERATIONS AND ORGANIZATION

       Pioneer Pension Fund Company (the Company) was established on October 29,1998 as a wholly-owned subsidiary of The Pioneer Group, Inc. (PGI). On April 8, 1999, additional Common Stock was issued to a third party for $20,000,000, diluting PGI's ownership of the Company to 70%.

       The Company manages the Pioneer Pension Fund (the Fund). The Fund receives pension contributions from Polish citizens as a result of the Polish government's pension reform program. Eligible Polish citizens were required to select a private pension fund before the end of 1999. Those between 18 and 30 years old were required to select a pension fund or be assigned one via a government allocation process. Polish citizens between 31 and 50 years old could also select a private pension fund or remain under the current pension system. The government allocation for those under 30 who did not select a particular pension fund will be based on the total number of participants signed up by each of the funds. This allocation is expected in the first half of 2000.

       An estimated 9,500,000 participants were signed up by 21 pension companies in 1999. The Polish government pension office responsible for registering participants and transferring monthly contributions into the respective pension funds is backlogged an estimated three to four months as of December 31, 1999. The Fund has received at least one monthly contribution on 34% of its 110,000 accounts. The Fund has an estimated 110,000 accounts at December 31, 1999, which include approximately 20,000 accounts that are in the process of being transferred in from other pension funds and an estimated 6,200 resignations. Transfers between funds are processed and verified through the Polish government pension office.

       Beginning in 2000, new accounts will be solicited from those who turn 18 years old and from those transferring from other pension funds.

       As manager of the Fund, the Company incurs all distribution costs and advertising expenses associated with the acquisition of customer accounts.


(2)    BASIS OF PRESENTATION

       The financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) and are presented in U.S. dollars (USD).

       Polish accounting records are maintained according to the statutory accounting rules of the Polish Federation. The accompanying financial statements are based on the Company's accounting records, appropriately adjusted and reclassified for fair presentation in accordance with GAAP.

       The functional currency of the Company is the Polish zloty (PLN). For the purposes of presentation in USD, assets and liabilities are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                   (Continued)


       the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as a cumulative translation adjustment in the accompanying balance sheets.

(3) PRINCIPAL ACCOUNTING POLICIES


       (a)    Fixed Assets

              Fixed assets are recorded at historical cost less accumulated depreciation or amortization. Depreciation and amortization is provided to write off the cost of the assets on a straight-line basis over the estimated useful economic life of the asset. The economic lives are as follows:

                                                       YEARS
                Leasehold improvements                   10
                Fixtures and furniture                    5
                Computer equipment                        3
                Vehicles                                  5


       (b)    Deferred Sales Commissions

              Distribution costs paid in connection with the acquisition of customer accounts are capitalized and amortized over periods not exceeding two years-the contractual period of benefit. The capitalized amount includes all sales compensation, related payroll taxes, incentives and account fees paid to sales agents and external distributors based on the number of accounts signed up. Amortization begins either when the first contribution is received into the fund or two months after the account is signed up, whichever occurs first. Underwriting and distribution fees are received at the rate of 8.8% of each contribution.

              A deferred sales charge is assessed to accounts that transfer from the Company prior to the completion of the minimum investment period of two years. The deferred sales charge is sufficient to recover the unamortized deferred sales commissions during the contractual period of benefit. A valuation allowance of $631,000 has been established related to estimated nonperforming accounts.


       (c)    Recognition of Revenues

              Investment management fees, investment income and distribution fees are all recognized as earned. Underwriting commissions are recorded upon receipt of the contribution into the fund.

       (d)    Advertising and Promotion

              Costs of advertising and promotion are expensed as the advertising appears in the media.

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                   (Continued)


       (e)    Cash Flows

              Cash and cash equivalents consist primarily of cash on deposit in banks and amounts invested in commercial paper and Polish treasury bills with original maturities of three months or less. Amounts invested in Polish treasury bills approximate $1,953,000 and $1,900,000 at December 31, 1998 and 1999, respectively. At December 31, 1999, approximately $5,400,000 was invested in a repurchase agreement, which matured on January 13, 2000.


              Restricted cash is comprised of a single office lease deposit.

        (f)   Use of Estimates

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(4)    COMPREHENSIVE LOSS

       The Company adopted Statement of Financial Standards (SFAS) No. 130, Reporting Comprehensive Income in the fourth quarter of 1998. SFAS No. 130 establishes standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources. The Company's foreign currency translation adjustments, which are excluded from net loss, are included in comprehensive loss.


(5)    TAXATION

       The Company provides for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company has not recorded an income tax benefit on the losses reported, as it is not likely that these benefits will be realized.

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                   (Continued)


       A reconciliation of the income taxes at the U.S. federal statutory rate to the provision for income taxes is as follows:

                                                     1999              1998

Benefit at U.S. federal statutory tax rate       $ 4,745,081        $  57,411

Effect of foreign tax rates that are
less than U.S. rates                                (135,574)          (1,611)

Net operating losses for which no benefit
is recognized                                     (4,266,000)         (55,800)

Other                                               (343,507)              --
                                                 -----------        ---------

Provision(benefit) for income taxes              $        --        $      --
                                                 ===========        =========


       The Company's net operating loss carryforward for Polish tax purposes is approximately 67,000,000 PLN, or approximately $16,176,000. The statutory period for net operating loss carryforwards is five years. The maximum amount of the loss carryforward that can be used each year is limited to one half of the loss incurred in 1999.

       The following is a summary of the Company's deferred tax assets and liabilities at December 31:

                                                    1999              1998

Net operating loss carryforward                  $ 5,499,800        $ 55,800

Deferred sales commissions                        (1,178,000)             --
                                                 -----------        --------

                                                   4,321,800          55,800

Valuation allowance                               (4,321,800)        (55,800)
                                                 -----------        --------

                                                 $        --        $     --
                                                 ===========        ========

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                   (Continued)



(6)    FIXED ASSETS

       Fixed assets consist of the following at December 31:

                                              1999              1998

          Leasehold improvements           $  36,158         $  4,650
          Fixtures and furniture             316,692           86,979
          Software                            20,614                -
          Computer equipment                 237,897           31,437
          Vehicles                           265,403           38,849
                                           ---------         --------
                                             876,764          161,915

          Accumulated depreciation          (361,073)         (44,367)
                                           ---------         --------
                    Fixed assets           $ 515,691         $117,548
                                           =========         ========

(7)    STOCKHOLDERS' EQUITY

       The authorized capital of the Company at December 31, 1999 consisted of 485,714 of common stock, 100 PLN par value ($28) per share. All authorized shares of common stock were issued and outstanding at December 31, 1999.


 (8)   RELATED PARTIES

       PGI and its affiliates provide certain services to the Company. Those services include general advisory services, distribution, shareholder account servicing and customer support. Additionally, certain administrative services are provided to the Company by PGI including assistance with development of certain computer applications and information systems, certain tax filings, as well as the preparation of certain financial information. All of these services have been priced and conducted on an arms length basis. The cost of services provided by PGI and affiliates in 1999 and 1998 is $1,515,910 and $ -, respectively.


(9)    FINANCIAL COMMITMENTS AND CONTINGENCIES

       (a)    Guarantees and Letters of Credit

              There are no guarantees or letters of credit outstanding at December 31, 1999.

                          PIONEER PENSION FUND COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                   (Continued)


       (b)    Lease Obligations

              The Company has an open-ended office lease with a three month notice period. There are no other lease obligations at December 31, 1999.